FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2010

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated March 10, 2010;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended December 31, 2009; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 12-Month Period ended December 31, 2009.

March 10, 2010

For immediate release

QUEBECOR INC. REPORTS CONSOLIDATED RESULTS FOR FINANCIAL YEAR

AND FOURTH QUARTER 2009

Montréal, Québec — Quebecor Inc. (“Quebecor”) today reported its annual and fourth quarter consolidated financial results for 2009. Quebecor consolidates the financial results of its Quebecor Media Inc. (“Quebecor Media”) subsidiary, in which it holds a 54.7% interest.

2009 highlights

➢	Quebecor records revenues of $3.78 billion, up $50.9 million (1.4%) from 2008.

➢	Operating income[1] : up $155.6 million (13.9%) to $1.28 billion.

➢	Net income: $277.7 million ($4.32 per basic share) in 2009, up $89.7 million (47.7% or $1.40 per basic share).

➢	Telecommunications segment: operating income up $175.0 million (21.9%) due to customer growth.

➢	Restructuring and other cost-reduction initiatives in the News Media segment generate total savings of approximately $66.0 million.

Fourth quarter 2009 highlights

➢	Operating income[1] : up $77.5 million (25.0%) to $387.6 million, with a $62.8 million (28.8%) increase in the Telecommunications segment.

➢	Net income: $73.8 million ($1.15 per basic share), compared with net loss of $343.6 million (-$5.34 per basic share) in the same quarter of 2008.

➢	News Media segment: operating income up $14.5 million (26.5%).

“Quebecor logged a noteworthy operational performance in 2009,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor. “The Telecommunications segment’s excellent results, propelled by customer growth for all its services, which has now continued for 18 consecutive quarters, played a significant role in the Company’s strong revenues, operating income and net income. Despite the economic crisis, which has hit the media industry hard, Quebecor’s diversified business model proved to be a robust driver of growth. Our restructuring programs in the News Media segment also bore fruit. Despite the substantial drop in advertising revenues in 2009, the News Media segment’s operating income jumped 26.5% in the fourth quarter. The improvement bears witness to our ability to adapt our modus operandi in order to deliver economically viable news services that harness the power of new technologies.

[1]	See “Operating income” under “Definitions.”

“Quebecor is pushing ahead with implementation of its strategic plan aimed at producing and distributing content of the highest quality on the greatest possible number of distribution platforms in Canada. We have been a customer-driven organization for years and we will remain true to that approach in 2010 as we gear up to provide state-of-the-art wireless telephone service. We are confident that this growth sector will become a mainstay of our business plan. It will enable Quebecor to distribute its exclusive original content on a new mobile platform, promising significant opportunities for multimedia synergies and long-term growth. In the wake of our reorganization and the implementation of a new business model in the media field, we have continued our ISO (Integration, Syndication, Optimization) program and the development of the QMI Agency, which was created to aggregate and circulate news texts, photos and videos published by Quebecor’s various media properties, generate new revenue streams and supply information and content to our mobile, television and print platforms. On another front, to address our customers’ needs for value-added advertising solutions, we have combined our national sales forces into a new one-stop shop, the QMI National Sales Office, which will offer customers complete media solutions.

“Strengthening our positioning as a fully integrated media group will give our customers access to a full range of advanced services of the highest calibre, at a highly competitive price,” said Mr. Péladeau. “Being a digital leader, supporting consumers as they change their habits and seizing the related growth opportunities are the challenges we face – challenges we fully intend to meet.”

Table 1

Quebecor financial highlights, 2005 to 2009.

(in millions of Canadian dollars, except per share data)

	2009	2008	2007	2006	2005
Revenues	$3,781.0	$3,730.1	$3,365.9	$2,998.6	$2,695.4
Operating income[1]	1,276.7	1,121.1	948.8	785.5	729.6
Net income (loss)	277.7	188.0	(968.5)	(94.2)	69.3
Adjusted income from continuing operating activities[2,3]	236.3	179.4	134.4	97.4	54.9
Per basic share:
Net income (loss)	4.32	2.92	(15.06)	(1.47)	1.07
Adjusted income from continuing operating activities[2,3]	3.68	2.79	2.09	1.51	0.85

[1]	See “Operating income” under “Definitions.”
[2]	See “Discontinued operations.”
[3]	See “Adjusted income from continuing operating activities” under “Definitions.”

Analysis of 2009 results

➢	Quebecor’s consolidated revenues from continuing operations rose $50.9 million (1.4%) to $3.78 billion in 2009, driven by increases in the following segments:

•	Telecommunications (up $197.0 million or 10.9% of segment revenues) mainly because of customer growth for all services;

•	Leisure and Entertainment (up $5.9 million or 2.0%).

Partially offset by:

•	News Media segment (down $151.9 million or -12.9%) as a result of lower advertising revenues.

➢	Quebecor’s operating income from continuing operations grew $155.6 million (13.9%) to $1.28 billion, mainly because of:

•	$175.0 million (21.9%) increase in operating income in Telecommunications segment;

•	$14.0 million (21.2%) increase in operating income in Broadcasting segment.

Partially offset by:

•	$27.6 million (-12.2%) decrease in operating income in News Media segment.

➢	Quebecor’s net income was $277.7 million ($4.32 per basic share) in 2009, compared with $188.0 million ($2.92 per basic share) in 2008. The increase of $89.7 million (47.7% or $1.40 per basic share) was mainly due to:

•	$155.6 million increase in operating income;

•	$41.9 million favourable variance in gain on valuation and translation of financial instruments;

•	$40.1 million decrease in financial expenses;

•	$25.0 million decrease in charge for restructuring of operations, impairment of assets and other special items.

Partially offset by:

•	$26.5 million increase in amortization charge.

The 2008 results also reflect recognition of income from discontinued operations in the amount of $383.3 million and a $361.1 million non-cash charge for impairment of goodwill and intangible assets, net of income tax and non-controlling interest.

➢	Adjusted income from continuing operating activities: $236.3 million in 2009 ($3.68 per basic share), compared with $179.4 million ($2.79 per basic share) in 2008, an increase of $56.9 million ($0.89 per basic share) or 31.7%.

Analysis of fourth quarter 2009 results

➢	Quebecor’s consolidated revenues from continuing operations were $1.03 billion, an increase of $24.4 million (2.4%). Revenue growth was strongest in Telecommunications (up $59.4 million or 12.5% of segment revenues) mainly because of sustained customer growth for all services. The News Media segment’s revenues decreased by $28.2 million (-9.3%).

➢	Quebecor’s operating income from continuing operations grew $77.5 million (25.0%) to $387.6 million due to an increase in the Telecommunications segment ($62.8 million or 28.8% of segment operating income) resulting primarily from customer growth, and an increase in the News Media segment ($14.5 million or 26.5%) caused essentially by a decrease in operating costs due to, among other things, sustained productivity improvement efforts.

The increase in operating income includes a $43.8 million favourable variance ($34.5 million in the Telecommunications segment and $9.3 million in the Broadcasting segment) due to reversal of the provisions for Canadian Radio-television and Telecommunications Commission (“CRTC”) Part II licence fees.

➢	Net income: $73.8 million ($1.15 per basic share) in the fourth quarter of 2009, compared with a net loss of $343.6 million ($5.34 per basic share) in the same quarter of 2008. The $417.4 million ($6.49 per basic share) increase was mainly due to:

•

recognition in the fourth quarter of 2008 of a non-cash charge totalling $671.2 million, including $631.0 million without any tax consequences, for impairment of goodwill and intangible assets ($361.1 million net of income tax and non-controlling interest);

•	$77.5 million increase in operating income;

•	$28.8 million favourable variance in provision for restructuring of operations and other items;

•	$28.2 million favourable variance in gains on valuation and translation of financial instruments;

Partially offset by:

•	$3.7 million increase in amortization charge.

➢	Adjusted income from continuing operating activities: $84.0 million in the fourth quarter of 2009 ($1.31 per basic share), compared with $60.8 million ($0.95 per basic share) in the same period of 2008, an increase of $23.2 million ($0.36 per basic share) or 38.2%.

Dividends

On March 9, 2010, the Board of Directors of Quebecor declared a quarterly dividend of $0.05 per share on Class A Multiple Voting Shares and Class B Subordinate Voting Shares, payable on April 20, 2010 to shareholders of record at the close of business on March 26, 2010. This dividend is designated to be an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Discontinued operations

On January 21, 2008, World Color Press, Inc. (“WCP,” formerly Quebecor World Inc.) and its U.S. subsidiaries placed themselves under the protection of the Companies’ Creditors Arrangement Act in Canada. On the same date, WCP’s U.S. subsidiaries placed themselves under the protection of Chapter 11 of the United States Bankruptcy Code. Since that date, in accordance with generally accepted accounting principles, Quebecor’s investment in WCP has no longer been consolidated, the book value of Quebecor’s investment in WCP has been marked to zero, and WCP’s activities are considered discontinued operations for the purposes of Quebecor’s consolidated financial statements.

Detailed financial information

For a detailed analysis of Quebecor’s results for the 2009 financial year and the fourth quarter of 2009, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Company’s website at:

<www.quebecor.com/InvestorCenter/QIQuarterlyReports.aspx>

or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss the 2009 fourth quarter and financial year results of Quebecor and Quebecor Media on March 10, 2010, at 11:00 a.m. ET. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code 47448#. A tape recording of the call will be available from March 10 to April 11, 2010 by dialling 1 877 293-8133, access code 272223#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/InvestorCenter/QIConferenceCall.aspx>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions which could cause the Company’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), insurance risk, risks associated with capital investment (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, risks associated with commodities and energy prices (including fluctuations in the cost and availability of raw materials), credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings available at <www.sedar.com> and <www.quebecor.com> including, in particular, the “Risks and Uncertainties” section in Quebecor’s Management Discussion and Analysis for the year ended December 31, 2009.

The forward-looking statements in this press release reflect Quebecor’s expectations as of March 10, 2010, and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

The Company

Quebecor Inc. (TSX: QBR.A, QBR.B) is a holding company with a 54.7% interest in Quebecor Media Inc., one of Canada’s largest media groups. Quebecor Media owns operating companies in numerous media related businesses: Videotron Ltd., an integrated communications company engaged in cable television, interactive multimedia development, Internet access services, cable telephony and wireless telephone service; Sun Media Corporation, the largest publisher of newspapers in Canada; Canoe Inc., operator of a network of English- and French-language Internet properties in Canada; TVA Group Inc., operator of the largest French-language over-the-air television network in Québec, a number of specialty channels, and the English-language over-the-air station Sun TV; Nurun Inc., a major interactive technologies and communications agency with offices in Canada, the United States, Europe and Asia; magazine publisher TVA Publishing Inc.; book publishers and distributors Sogides Group Inc. and CEC Publishing Inc.; Archambault Group Inc. and TVA Films, companies engaged in the production, distribution and retailing of cultural products; Le SuperClub Vidéotron ltée, a DVD and console game rental and retail chain; and Quebecor MediaPages, publisher of print and online directories.

Information:

Jean-François Pruneau	Isabelle Dessureault
Vice President, Finance	Vice President, Public Affairs
514 380-4144	514 380-7501

FINANCING ACTIVITIES

In 2009 and the beginning of 2010, Quebecor Media strengthened its financial position, optimized its liquidity position and extended the average maturity of its debt. The following financing activities were carried out:

•

On March 5, 2009, Videotron Ltd. (“Videotron”) issued US$260.0 million aggregate principal amount of Senior Notes for net proceeds of $332.4 million (including accrued interest and net of financing fees). The Notes bear 9 1/8 % interest (effective rate of 9.35%) and mature on April 15, 2018. Videotron used the proceeds to repay all drawings under its revolving credit facility and the remainder for general purposes.

•

On November 13, 2009, Videotron closed a term export credit agreement for a total of US$100.0 million, including $75.0 million maturing in 2018 and another credit agreement maturing in 2016 for US$100 million less the drawings, in U.S. dollars, on the $75.0 million credit facility. The credit facilities may be used to pay or reimburse foreign purchases of equipment and services.

•

On November 20, 2009, Quebecor amended its annual revolving short-term credit facility. Commitments under the facility were reduced from $191.3 million to $150.0 million and the maturity date was extended to November 2010. If the facility is not renewed in 2010, the drawings will be converted to one-year term credit.

•

On January 13, 2010, Videotron completed a placement of $300 million aggregate principal amount of its 7 1/8% Senior Notes maturing in 2020, for net proceeds of $293.9 million (net of financing fees). This transaction marks Videotron’s inaugural offering on the Canadian high yield market, adding to its established presence in the US high yield market.

•

On January 14, 2010, Quebecor Media made a US$170.0 million early payment on drawings on its term loan “B” maturing in 2013 and settled a corresponding portion of its hedge agreements for $30.9 million, for a total cash disbursement of $206.7 million. On January 14, 2010, Quebecor Media also extended the maturity date of its $100 million revolving credit facility from January 2011 to January 2013 and obtained certain other advantageous amendments to the covenants attached to its credit facilities.

DEFINITIONS

Operating income

In its analysis of operating results, the Company defines operating income, as reconciled to net income (loss) under Canadian generally accepted accounting principles (“Canadian GAAP”), as net income (loss) before amortization, financial expenses, gain on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, loss on debt refinancing, impairment of goodwill and intangible assets, income tax, non-controlling interest and the results of discontinued operations. Operating income as defined above is not a measure of results that is consistent with Canadian GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. Management believes that operating income is a meaningful measure of performance. The Company uses operating income in order to assess the performance of its investment in Quebecor Media. The Company’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Company’s operating segments. This measure eliminates the significant level of depreciation and amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Company and its segments. Operating income is also relevant because it is a significant component of the Company’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Company’s segments. The Company also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. The Company’s definition of operating income may not be the same as similarly titled measures reported by other companies. Table 2 below reconciles Quebecor’s operating income with the closest Canadian GAAP measure.

Table 2

Reconciliation of the operating income measure used in this press release to the net income (loss) measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Years ended December 31			Three months ended December 31
	2009	2008	2007	2009	2008
Operating income:
Telecommunications	$972.9	$797.9	$642.3	$280.9	$218.1
News Media	199.5	227.1	232.8	69.3	54.8
Broadcasting	80.0	66.0	59.4	32.2	22.5
Leisure and Entertainment	25.9	20.2	26.9	8.4	11.0
Interactive Technologies and Communications	4.1	5.1	2.8	1.4	3.0
Head Office	(5.7)	4.8	(15.4)	(4.6)	0.7

	1,276.7	1,121.1	948.8	387.6	310.1
Amortization	(344.7)	(318.2)	(288.3)	(87.5)	(83.8)
Financial expenses	(259.0)	(299.1)	(253.3)	(70.2)	(72.1)
Gain (loss) on valuation and translation of financial instruments	59.7	17.8	137.0	2.4	(25.8)
Restructuring of operations, impairment of assets and other special items	(29.6)	(54.6)	(12.2)	(21.5)	(50.3)
Impairment of goodwill and intangible assets	(13.6)	(671.2)	(5.4)	—	(671.2)
Income tax	(153.2)	(140.4)	(92.4)	(59.1)	(30.9)
Non-controlling interest	(260.2)	149.3	(160.9)	(77.9)	280.4
Income (loss) from discontinued operations	1.6	383.3	(1,241.8)	—	—

Net income (loss)	$277.7	$188.0	$(968.5)	$73.8	$(343.6)

Adjusted income from continuing operating activities

Quebecor defines adjusted income from continuing operating activities, as reconciled to net income under Canadian GAAP, as net income before gain on valuation and translation of financial instruments, charge for restructuring of operations and other special items, impairment of goodwill and intangible assets, and the results of discontinued operations, net of income tax and non controlling interest. Adjusted income from continuing operating activities as defined above is not a measure of results that is consistent with Canadian GAAP. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. Management believes that adjusted income from continuing operating activities is a meaningful measure that provides an indication of the long term profitability of Quebecor’s operating activities by eliminating the impact of unusual or one time items. Quebecor’s definition of adjusted income from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 3 provides a reconciliation of adjusted income from continuing operating activities to the net income (loss) measure used in Quebecor’s consolidated financial statements.

Table 3

Reconciliation of the adjusted income from continuing operating activities measure used in this press release with the net income (loss) measure reported in the consolidated financial statements

(in millions of Canadian dollars)

	Years ended December 31			Three months ended December 31
	2009	2008	2007	2009	2008
Adjusted income from continuing operating activities	$236.3	$179.4	$134.4	$84.0	$60.8
Gain (loss) on valuation and translation of financial instruments	59.7	17.8	137.0	2.5	(25.8)
Charge for restructuring of operations, impairment of assets and other special items	(29.6)	(54.6)	(12.2)	(21.5)	(50.3)
Impairment of goodwill and intangible assets	(13.6)	(671.2)	(5.4)	—	(671.2)
Income tax related to adjustments[1]	38.9	3.8	14.2	3.6	7.3
Non-controlling interest related to adjustments	(15.6)	329.5	5.3	5.2	335.6
Income (loss) from discontinued operations	1.6	383.3	(1,241.8)	—	—

Net income (loss)	$277.7	$188.0	$(968.5)	$73.8	$(343.6)

[1]	Includes the impact of fluctuations in tax rates applicable to adjusted items, either for statutory reasons or in connection with tax planning arrangements.

Average monthly revenue per user

ARPU is an industry metric that the Company uses to measure its average cable, Internet, cable telephone and wireless telephone revenues per month per customer. ARPU is not a measurement that is consistent with Canadian GAAP and the Company’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Company calculates ARPU by dividing its combined cable television, Internet access, cable telephone and wireless telephone revenues by the average number of customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data) (unaudited)	Three months ended December 31		Years ended December 31
	2009	2008	2009	2008
		(restated)		(restated)
Revenues
Telecommunications	$532.9	$473.5	$2,001.2	$1,804.2
News Media	273.8	302.0	1,029.5	1,181.4
Broadcasting	128.5	126.9	439.0	436.7
Leisure and Entertainment	95.5	100.4	307.8	301.9
Interactive Technologies and Communications	23.5	24.0	91.0	89.6
Inter-segment	(27.2)	(24.2)	(87.5)	(83.7)

	1,027.0	1,002.6	3,781.0	3,730.1

Operating expenses	639.4	692.5	2,504.3	2,609.0
Amortization	87.5	83.8	344.7	318.2
Financial expenses	70.2	72.1	259.0	299.1
(Gain) loss on valuation and translation of financial instruments	(2.4)	25.8	(59.7)	(17.8)
Restructuring of operations, impairment of assets and other special items	21.5	50.3	29.6	54.6
Impairment of goodwill and intangible assets	—	671.2	13.6	671.2

Income (loss) before income taxes and non-controlling interest	210.8	(593.1)	689.5	(204.2)
Income taxes:
Current	15.5	11.5	29.7	12.7
Future	43.6	19.4	123.5	127.7

	59.1	30.9	153.2	140.4

	151.7	(624.0)	536.3	(344.6)
Non-controlling interest	(77.9)	280.4	(260.2)	149.3

Income (loss) from continuing operations	73.8	(343.6)	276.1	(195.3)
Income from discontinued operations	—	—	1.6	383.3

Net income (loss)	$73.8	$(343.6)	$277.7	$188.0

Earnings per share
Basic
From continuing operations	$1.15	$(5.34)	$4.30	$(3.04)
From discontinued operations	—	—	0.02	5.96
Net income (loss)	1.15	(5.34)	4.32	2.92
Diluted
From continuing operations	$1.12	$(5.34)	$4.26	$(3.04)
From discontinued operations	—	—	0.02	5.96
Net income (loss)	1.12	(5.34)	4.28	2.92

Weighted average number of shares outstanding (in millions)	64.3	64.3	64.3	64.3

Weighted average number of diluted shares (in millions)	64.7	64.4	64.7	64.4

1

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars) (unaudited)	Three months ended December 31		Years ended December 31
	2009	2008	2009	2008
		(restated)		(restated)

Income from continuing operations before amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, restructuring of operations and other special items, impairment of goodwill and intangible assets, income taxes and non-controlling interest

Telecommunications	$280.9	$218.1	$972.9	$797.9
News Media	69.3	54.8	199.5	227.1
Broadcasting	32.2	22.5	80.0	66.0
Leisure and Entertainment	8.4	11.0	25.9	20.2
Interactive Technologies and Communications	1.4	3.0	4.1	5.1
Head Office	(4.6)	0.7	(5.7)	4.8

	$387.6	$310.1	$1,276.7	$1,121.1

Amortization
Telecommunications	$67.2	$56.9	$254.4	$226.4
News Media	11.6	16.9	57.3	62.1
Broadcasting	4.1	3.7	14.8	13.9
Leisure and Entertainment	2.9	3.7	9.9	9.5
Interactive Technologies and Communications	0.9	1.4	4.0	4.3
Head Office	0.8	1.2	4.3	2.0

	$87.5	$83.8	$344.7	$318.2

Additions to property, plant and equipment
Telecommunications	$116.1	$91.4	$434.1	$356.7
News Media	13.2	13.3	33.4	77.1
Broadcasting	3.7	4.9	16.5	17.8
Leisure and Entertainment	2.1	3.3	3.6	8.9
Interactive Technologies and Communications	0.5	1.0	3.1	3.6
Head Office	1.4	5.4	4.0	15.5

	$137.0	$119.3	$494.7	$479.6

Additions to intangible assets
Telecommunications	$21.1	$27.6	$89.9	$614.7
News Media	0.8	2.2	10.3	11.4
Broadcasting	2.9	1.6	7.0	4.1
Leisure and Entertainment	0.6	2.1	4.0	7.4
Interactive Technologies and Communications	0.1	—	0.3	—

	$25.5	$33.5	$111.5	$637.6

Externally acquired intangible assets	$17.3	$21.9	$69.5	$593.8
Internally generated intangible assets	8.2	11.6	42.0	43.8

	$25.5	$33.5	$111.5	$637.6

2

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars) (unaudited)	Three months ended December 31		Years ended December 31
	2009	2008	2009	2008
		(restated)		(restated)
Net income (loss)	$73.8	$(343.6)	$277.7	$188.0

Other comprehensive (loss) income:
Unrealized (loss) gain on translation of net investments in foreign operations	(1.3)	4.0	(3.3)	5.0
Loss on valuation of derivative financial instruments	(35.6)	(15.5)	(8.2)	(16.7)
Income taxes related to derivative financial instruments	18.9	(36.7)	41.6	(47.9)
Non-controlling interest	8.2	21.9	(13.6)	27.4
Reclassification to income of other comprehensive loss related to discontinued operations, net of income taxes of $14.8 million	—	—	—	326.5

	(9.8)	(26.3)	16.5	294.3

Comprehensive income (loss)	$64.0	$(369.9)	$294.2	$482.3

3

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive (loss) income	Total shareholders’ equity
Balance as of December 31, 2007, as previously reported	$346.6	$—	$391.5	$(321.8)	$416.3
Cumulative effect of changes in accounting policies	—	—	(1.3)	—	(1.3)

Balance as of December 31, 2007, as restated	346.6	—	390.2	(321.8)	415.0
Net income	—	—	188.0	—	188.0
Dividends	—	—	(12.9)	—	(12.9)
Other comprehensive income	—	—	—	294.3	294.3

Balance as of December 31, 2008, as restated	346.6	—	565.3	(27.5)	884.4
Net income	—	—	277.7	—	277.7
Dividends	—	—	(12.9)	—	(12.9)
Related party transactions	—	4.7	—	—	4.7
Other comprehensive income	—	—	—	16.5	16.5

Balance as of December 31, 2009	$346.6	$4.7	$830.1	$(11.0)	$1,170.4

4

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars) (unaudited)	Three months ended December 31		Years ended December 31
	2009	2008	2009	2008
		(restated)		(restated)
Cash flows related to operating activities
Income (loss) from continuing operations	$73.8	$(343.6)	$276.1	$(195.3)
Adjustments for:
Amortization of property, plant and equipment	75.5	73.4	295.8	278.7
Amortization of intangible assets and other assets	12.0	10.4	48.9	39.5
Impairment of goodwill and intangible assets	—	671.2	13.6	671.2
Impairment of property, plant and equipment	—	19.1	0.4	19.1
(Gain) loss on valuation and translation of financial instruments	(2.4)	25.8	(59.7)	(17.8)
Amortization of financing costs and long-term debt discount	2.7	2.6	10.2	9.3
Future income taxes	43.6	19.4	123.5	127.7
Non-controlling interest	77.9	(280.4)	260.2	(149.3)
Other	4.2	(0.2)	4.6	(0.3)

	287.3	197.7	973.6	782.8
Net change in non-cash balances related to operating activities	25.8	91.3	(48.3)	(27.5)

Cash flows provided by continuing operating activities	313.1	289.0	925.3	755.3
Cash flows provided by discontinued operating activities	—	—	—	20.5

Cash flows provided by operating activities	313.1	289.0	925.3	775.8

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents	—	—	(4.6)	(146.7)
Business disposals, net of cash and cash equivalents	1.9	4.8	14.6	6.4
Additions to property, plant and equipment	(137.0)	(119.3)	(494.7)	(479.6)
Additions to intangible assets	(25.5)	(33.5)	(111.5)	(637.6)
Net change in temporary investments	(29.8)	—	(29.8)	—
Other	1.9	3.5	3.8	4.3

Cash flows used in continuing investing activities	(188.5)	(144.5)	(622.2)	(1,253.2)
Cash flows used in discontinued investing activities and cash and cash equivalents of WCP at the date of deconsolidation	—	—	—	(117.7)

Cash flows used in investing activities	(188.5)	(144.5)	(622.2)	(1,370.9)

Cash flows related to financing activities
Net change in bank indebtedness	(25.1)	(28.4)	(10.5)	(4.6)
Issuance of long-term debt, net of financing fees	73.6	3.1	399.1	466.7
Net change under revolving and bridge bank facilities	(80.1)	(84.7)	(294.1)	106.2
Repayments of long-term debt	(18.0)	(4.4)	(54.9)	(25.7)
Dividends	(3.3)	(3.3)	(12.9)	(12.9)
Dividends paid to non-controlling shareholders	(9.1)	(18.7)	(36.5)	(32.4)
Other	(2.8)	(0.1)	(2.7)	2.6

Cash flows (used in) provided by continuing financing activities	(64.8)	(136.5)	(12.5)	499.9
Cash flows provided by discontinued financing activities	—	—	—	37.3

Cash flows (used in) provided by financing activities	(64.8)	(136.5)	(12.5)	537.2

Net change in cash and cash equivalents	59.8	8.0	290.6	(57.9)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	—	(0.1)	(0.6)	1.4
Cash and cash equivalents at beginning of period	240.2	2.1	10.0	66.5

Cash and cash equivalents at end of period	$300.0	$10.0	$300.0	$10.0

Cash and cash equivalents consist of
Cash	$26.0	$10.0	$26.0	$10.0
Cash equivalents	274.0	—	274.0	—

	$300.0	$10.0	$300.0	$10.0

Continuing operations
Cash interest payments	$103.9	$99.0	$293.8	$299.1
Cash income tax payments (net of refunds)	3.9	4.5	17.0	24.4

5

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	December 31 2009	December 31 2008
		(restated)
Assets

Current assets
Cash and cash equivalents	$300.0	$10.0
Cash and cash equivalents in trust	5.3	5.3
Temporary investments	30.0	0.2
Accounts receivable	519.8	484.4
Income taxes	1.3	9.4
Inventories	176.1	193.5
Prepaid expenses	29.1	31.5
Future income taxes	49.8	115.2

	1,111.4	849.5

Property, plant and equipment	2,498.6	2,272.9
Intangible assets	1,052.7	985.9
Derivative financial instruments	49.0	317.9
Other assets	122.5	101.7
Future income taxes	12.5	12.3
Goodwill	3,506.1	3,516.7

	$8,352.8	$8,056.9

Liabilities and shareholders’ equity

Current liabilities
Bank indebtedness	$1.8	$12.3
Accounts payable and accrued charges	794.6	788.6
Deferred revenue	234.7	224.0
Income taxes	16.3	9.8
Current portion of long-term debt	68.6	42.3

	1,116.0	1,077.0

Long-term debt	3,811.9	4,407.1
Derivative financial instruments	422.4	117.3
Other liabilities	129.4	117.0
Future income taxes	485.9	469.1
Non-controlling interest	1,216.8	985.0

Shareholders’ equity
Capital stock	346.6	346.6
Contributed surplus	4.7	—
Retained earnings	830.1	565.3
Accumulated other comprehensive loss	(11.0)	(27.5)

	1,170.4	884.4

Subsequent event

	$8,352.8	$8,056.9

6

Supplementary Disclosure

Quarter / 12-Month Period

Ended December 31, 2009

For additional information, please contact

Jean-François Pruneau, Vice-president, Finance, at 514 380-4144

Investor.relations@Quebecor.com

QUEBECOR INC.

Supplementary Disclosure

December 31, 2009

Earnings per Share

	4th Quarter		YTD
	2009	2008	2009	2008
Earnings per share (basic)	$1.15	$(5.34)	$4.32	$2.92

Earnings per share from continuing operations, before gains and losses on valuation and translation of financial instruments, unusual items and impairment of goodwill and intangible assets	$1.31	$0.95	$3.68	$2.79

Reconciliation of earnings per share

	4th Quarter		YTD
	2009	2008	2009	2008
Earnings per share from continuing operations, before gains and losses on valuation and translation of financial instruments, unusual items and impairment of goodwill and intangible assets	$1.31	$0.95	$3.68	$2.79

Discontinued operations	—	—	0.02	5.96
Other adjustments[1]:
Unusual items and impairment of goodwill and intangible assets	(0.19)	(5.92)	(0.10)	(5.87)
Gain (loss) on valuation and translation of financial instruments	0.03	(0.37)	0.72	0.04

Total - Discontinued operations & other adjustments	(0.16)	(6.29)	0.64	0.13

Reported earnings per share (basic)	$1.15	$(5.34)	$4.32	$2.92

[1]	After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

December 31, 2009

Debt

(all amounts in millions of Canadian dollars)
Quebecor Inc.
Revolving credit facility due in 2011 (availability: $150)		$83.6
Mortgage loan due in 2012		35.7

		$119.3

Quebecor Media Inc.
Revolving credit facility due in 2013 (availability: $100)		—
Export financing due in 2015		$63.8
Term loan “A” due in 2011		68.7
Term loan “B” due in 2013		353.7
7 3/4% Senior Notes due in 2016		1,249.3

		1,735.5

Videotron Ltd. and its subsidiaries
Revolving credit facility due in 2012 (availability: $575)		—
Export Financing “A” due in 2018		—
Export Financing “B” due in 2016		—
6 7/8% Senior Notes due in 2014		689.2
6 3/8% Senior Notes due in 2015		183.4
9 1/8% Senior Notes due in 2018		741.2

		1,613.8

Sun Media Corporation and its subsidiaries
Revolving credit facility due in 2012 (availability: $70)		—
Term loan “C” due in 2012		38.3
7 5/8% Senior Notes due in 2013		213.8

		252.1

Osprey Media Publishing Inc.
Revolving credit facility due in 2011 (availability: $65)		—
Term loan due in 2011		114.2

		114.2

TVA Group Inc. and its subsidiaries
Revolving credit facility due in 2012 (availability: $100M)		14.9
Term Loan due in 2014		75.0

		89.9

Total Quebecor Media Inc.		$3,805.5

TOTAL LONG TERM DEBT		$3,924.8

Bank indebtedness		1.8
Exchangeable debentures - QI [1]		2.1
Liability (asset) related to cross-currency interest rate swaps (FX rate differential)—QI [2]		—
Liability (asset) related to cross-currency interest rate swaps (FX rate differential)—QMI [2]		380.4

Cash and cash equivalents [3]:
Quebecor Inc.		5.3
Quebecor Media Inc.		330.0
Videotron Ltd.	$180.3
Sun Media Corporation	123.5
Osprey Media Publishing Inc.	2.4
Quebecor Media Parent	21.6
Other (subsidiaries not 100% owned)	2.2

		$335.3

[1]	Recorded at fair market value.
[2]	Classified as “Derivative financial instruments” in Quebecor Media Inc. and Quebecor Inc.’s balance sheets.
[3]	Includes cash and cash equivalents, cash and cash equivalents in trust and temporary investments.

TELECOMMUNICATIONS

Supplementary Disclosure

December 31, 2009

Operating Results

	2009				2008
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
Homes Passed (‘000)	2,575	2,574	2,563	2,552	2,543
Basic Subscribers (‘000)	1,777	1,760	1,733	1,729	1,716
Basic Penetration	69.0%	68.4%	67.6%	67.8%	67.5%
Extended Tier Subscribers (‘000)	1,565	1,542	1,510	1,503	1,484
Extended Tier Penetration	88.1%	87.6%	87.1%	86.9%	86.5%
Digital Set-Top Boxes (‘000)	1,484	1,400	1,317	1,271	1,210
Digital Subscribers (‘000)	1,084	1,042	990	963	927
Digital Penetration	61.0%	59.2%	57.1%	55.7%	54.0%
Cable Internet Subscribers (‘000)	1,171	1,145	1,110	1,089	1,064
Cable Internet Penetration	65.9%	65.1%	64.1%	63.0%	62.0%
Cable Telephony Subscribers (‘000)	1,014	979	935	891	852
Cable Telephony Penetration	57.1%	55.6%	54.0%	51.5%	49.7%
Wireless Lines (‘000)	83	80	73	68	63

	4th Quarter			YTD
	2009	2008	VAR	2009	2008	VAR
(in millions)
Revenues	$532.9	$473.5	12.5%	$2,001.2	$1,804.2	10.9%
Cable Television	228.7	208.1	9.9%	875.6	809.9	8.1%
Internet	152.2	132.2	15.1%	574.2	499.6	14.9%
Telephony	94.3	78.5	20.1%	353.8	286.1	23.7%
Wireless Telephony	11.3	8.6	31.4%	41.4	31.6	31.0%
Business Solution	14.6	15.6	-6.4%	58.3	63.6	-8.3%
Other	31.8	30.5	4.3%	97.9	113.4	-13.7%

EBITDA	$280.9	$218.1	28.8%	$972.9	$797.9	21.9%
EBITDA Margin (%)	52.7%	46.1%		48.6%	44.2%

Additions to PP&E and Intangible Assets (NCTA Standard Reporting Categories)
Customer Premise Equipment	$29.6	$23.8		$119.6	$113.1
Scalable Infrastructure	44.4	47.7		145.1	121.0
Line Extensions	13.6	7.7		53.7	41.2
Upgrade / Rebuild	22.9	21.7		83.7	57.7
Support Capital	16.0	8.7		82.8	69.4

Total - NCTA Classification	$126.5	$109.6	15.4%	$484.9	$402.4	20.5%
Other	10.7	9.4		39.1	569.0

Total	$137.2	$119.0	15.3%	$524.0	$971.4	-46.1%

2-Way Capability	99%	99%		99%	99%
Cable Television ARPU	$43.09	$40.73		$41.86	$40.40
Total ARPU	$91.68	$83.62		$88.21	$81.17

NEWS MEDIA

Supplementary Disclosure

December 31, 2009

Operating Results

	4th Quarter			YTD
	2009	2008	VAR	2009	2008	VAR
Linage (‘000)
Urban Dailies	39,460	41,372	-4.6%	146,998	166,589	-11.8%

(in millions)
Revenues	$273.8	$302.0	-9.3%	$1,029.5	$1,181.4	-12.9%
Advertising	206.8	242.0	-14.5%	772.2	929.0	-16.9%
Circulation	46.1	48.1	-4.2%	183.9	187.3	-1.8%
Other	20.9	11.9	75.6%	73.4	65.1	12.7%

Urban Dailies	$154.7	$166.4	-7.0%	$574.9	$650.5	-11.6%
Community Newspapers	111.5	132.5	-15.8%	423.0	516.1	-18.0%
Other	43.6	51.8	-15.8%	182.0	184.6	-1.4%
Eliminations	(36.0)	(48.7)	n.m.	(150.4)	(169.8)	n.m.

EBITDA	$69.3	$54.8	26.5%	$199.5	$227.1	-12.2%
EBITDA Margin (%)	25.3%	18.1%		19.4%	19.2%

Change in Newsprint Expense			-36.2%			-22.2%

QUEBECOR INC.

Supplementary Disclosure

December 31, 2009

Shares Held in Subsidiaries

	Number of shares	Equity (%)	Voting (%)
Shares held by Quebecor Inc.

Quebecor Media Inc.	67,636,713	54.7%	54.7%

Shares held by Quebecor Media Inc.

TVA Group Inc.	12,228,591	51.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

December 31, 2009

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and two of its reporting segments: Telecommunications and News Media. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.’s results for the fourth quarter of 2009, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/InvestorCenter/QIQuarterlyReports.aspx or from the SEDAR filing service at http://www.sedar.com.

Non-GAAP Financial Measures

The Company uses certain financial measures that are not calculated in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) to assess its financial performance. The Company uses these non-GAAP financial measures, such as operating income (EBITDA), adjusted income from continuing operating activities, cash flows from segment operations, free cash flows from operations and average revenue per user (“ARPU”), because the Company believes that they are meaningful measures of its performance. Its method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our fourth quarter of 2009 Management Discussion and Analysis under “Non-GAAP Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated in accordance with GAAP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/S/ CLAUDINE TREMBLAY
Claudine Tremblay Vice-President and Secretary

Date: March 10, 2010